08031671

MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32829

SEC Mail Processing Section
MAY 01 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **March 1, 2007** (MM/DD/YY) AND ENDING **February 29, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Laffer Advisors Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2909 Poston Avenue, Second Floor
(No. and Street)

Nashville	**Tennessee**	**37203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy Holmes, FINOP **(615) 320-3989**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lattimore, Black, Morgan, and Cain, P.C.
(Name – *if individual, state last, first, middle name*)

5250 Virginia Way	**Brentwood**	**Tennessee**	**37024-1869**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 08 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cathy Holmes, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laffer Advisors Incorporated, as of February 29, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER T. BOWERS STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

My Commission Expires MAR 7 2011

Jennifer T. Bowers 4/25/2008
Notary Public

[signature]
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAFFER ADVISORS INCORPORATED
(A WHOLLY OWNED SUBSIDIARY OF
LAFFER ASSOCIATES, INC.)

Financial Statements and Supplementary Data

February 29, 2008

(With Independent Auditors' Report Thereon)

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Table of Contents

Lattimore Black Morgan & Cain, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Laffer Advisors Incorporated:

We have audited the accompanying statement of financial condition of Laffer Advisors Incorporated (A Wholly Owned Subsidiary of Laffer Associates, Inc.) (the "Company") as of February 29, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laffer Advisors Incorporated as of February 29, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
April 8, 2008

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Statement of Financial Condition

February 29, 2008

Assets

Current assets:		
Cash	$	136,377
Accounts receivable		5,859
Total current assets		142,236
Deposits		4,888
	$	147,124

Liabilities and Stockholder's Equity

Current liabilities:		
Due to parent company	$	28,781
Federal income tax payable		5,742
State income tax payable		1,944
Total current liabilities		36,467
Stockholder's equity:		
Common stock, no par value; 10,000 shares authorized, 500 shares issued and outstanding		126,624
Accumulated deficit		(15,967)
Total stockholder's equity		110,657
	$	147,124

See accompanying notes to the financial statements.

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Statement of Income

Year ended February 29, 2008

Revenue	$ 102,838
Operating expenses	96,740
Operating income	6,098
Interest income	623
Other income	35,000
Earnings before income taxes	41,721
Income taxes	8,403
Net earnings	$ 33,318

See accompanying notes to the financial statements.

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Statement of Changes in Stockholder's Equity

Year ended February 29, 2008

	Common Stock Shares	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance at February 28, 2007	500	$ 126,624	$ (49,285)	$ 77,339
Net earnings	-	-	33,318	33,318
Balance at February 29, 2008	500	$ 126,624	$ (15,967)	$ 110,657

See accompanying notes to the financial statements.

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Statement of Cash Flows

Year ended February 29, 2008

Cash flows from operating activities:	
Net earnings	$ 33,318
Adjustments to reconcile net earnings to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(777)
Deposits	1,352
Increase (decrease) in operating liabilities:	
Due to parent company	20,825
Federal income tax payable	5,005
State income tax payable	1,602
Total adjustments	28,007
Net cash provided by operating activities	61,325
Cash at beginning of year	75,052
Cash at end of year	$ 136,377

See accompanying notes to the financial statements.

(1) Nature of operations

Laffer Advisors Incorporated (the "Company") is a wholly-owned subsidiary of Laffer Associates (the "Parent Company" or the "Parent"). The Company was originally incorporated in California, but made an election to incorporate under the laws of the State of Tennessee in October 2006. Upon its incorporation in Tennessee, the Company cancelled the original California shares (100 shares held by the Parent and 1,000 shares authorized) and issued new shares as a Tennessee corporation (500 shares issued to the parent and 10,000 shares authorized). The Company is a broker-dealer which engages in the private placement of securities.

(2) Summary of significant accounting policies

(a) Basis of presentation

The financial statements are prepared on the accrual basis.

(b) Cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months, including money market funds held on account by clearing brokers, to be cash equivalents.

(c) Receivables and credit policies

Accounts receivable represent amounts due from clients. All receivables are considered to be fully collectible; accordingly no allowance for doubtful accounts is required. Uncollectible accounts are expensed when they are deemed to be uncollectible by management.

(d) Income taxes

The amount provided for income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

The Company has an immaterial deferred tax liability at February 29, 2008 and February 28, 2007, thus management has determined not to record this liability.

(e) Revenue recognition

The Company derives substantially all of its revenues from commissions earned on the trading of securities by customers. Commission revenues are recognized on a trade date basis.

(f) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) New accounting pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006; however, the FASB delayed the effective date for non-public companies to periods beginning after December 15, 2007. Therefore, the Company expects to adopt FIN 48 at the beginning of 2008 and is currently assessing the impact of adopting this accounting standard.

In December 2007, the FASB issued Statement of Accounting Standards No. 141 (revised 2007) Business Combinations ("SFAS 141R"). SFAS 141R retains the fundamental requirements in SFAS 141, Business Combinations, while providing additional definitions, such as the definition of the acquirer in a purchase and certain changes in the application of how the acquisition method is applied. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore the Company expects to adopt SFAS 141R at the beginning of 2009. Early adoption is prohibited. The Company is currently assessing the impact of adopting this accounting standard.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. SFAS 157 also requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and therefore the Company expects to adopt SFAS 157 at the beginning of 2008. However, in February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of adopting these accounting standards.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value at specific election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and therefore the Company expects to adopt SFAS 159 at the beginning of 2008. The Company is currently assessing the impact of adopting this accounting standard.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements ("SFAS 160"). SFAS 160 requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS 160 also requires certain disclosures that distinguish between the parent and non-controlling interests. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and therefore the Company expects to adopt SFAS 160 at the beginning of 2009. Early adoption is prohibited. The Company is currently assessing the impact of adopting this accounting standard.

In June 2006, Emerging Issues Task Force ("EITF") No. 06-3 was issued to address the treatment of taxes collected by various governmental authorities related to revenue transactions. EITF No. 06-3 requires that all companies make an accounting policy decision as to whether such governmental taxes collected on revenue transactions are accounted for on a gross or net basis. For companies that elect to account for these taxes on a gross basis, then disclosure of the amount included in revenues for each period is required. EITF No. 06-3 is effective for periods beginning after December 15, 2006. The Company is not required to collect taxes.

(3) Credit risk and other concentrations

Revenues from two major customers amounted to approximately 85% of the Company's revenues in fiscal 2008.

Accounts receivable from one customer amounted to $5,859 at February 29, 2008.

(4) Other income

Other income during 2008 relates to a Special Member payment received from the Financial Industry Regulatory Authority ("FINRA"). All members of the National Association of Security Dealers ("NASD") received a special member payment from excess funds available after the merger between the NASD and the New York Stock Exchange that formed FINRA.

(5) Income taxes

The Company files a consolidated federal tax return with its parent. The Company's current tax expense is recorded as "Federal income tax payable" and "State income tax payable" on the statement of financial condition. There are no significant items for consideration of deferred income taxes in the financial statements.

The provision for income taxes is as follows:

		2008
Federal	$	5,742
State		2,661
	$	8,403

(6) Other commitments

The Company utilizes facilities and receives administrative services from the Parent Company. As compensation for these services, the Parent Company receives a negotiated fee proportionate to revenues and available cash flows. These fees amounted to $48,119 in 2008.

At February 29, 2008, accounts payable to the Parent Company totaled $28,781.

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of at least $50,000 or that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital, as defined, of $105,769 at February 29, 2008.

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Computation of Net Capital Under Rule 15c3-1

February 29, 2008

		2008
Total stockholder's equity	$	110,657
Less nonallowable assets:		
Deposits		4,888
Net capital (less nonallowable assets)		105,769
Net capital required		50,000
Excess net capital	$	55,769

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited February 29, 2008 Part IIA FOCUS filing.

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

February 29, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

February 29, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to
Methods of Consolidation

February 29, 2008

Not Applicable

LAFFER ADVISORS INCORPORATED
(A Wholly Owned Subsidiary of Laffer Associates, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

February 29, 2008

None

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
Laffer Advisors Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of Laffer Advisors Incorporated (the "Company") as of February 29, 2008 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
April 8, 2008

END